EXHIBIT 4.4

                       Amendment of 1995 Stock Option Plan


         Under an amendment to the Registrant's 1995 Stock Option Plan proposed by the Board of Directors and approved by Registrant's shareholders on July 16, 1997 the number of shares for which Options may be granted under the Plan was increased from 700,000 shares to 1,700,000 shares.